Ahold settles lawsuit in Peapod case

Zaandam, The Netherlands, August 17, 2001 - Ahold, the international food retail and foodservice company, today announced that a settlement has been reached in the lawsuit brought by a stockholder of Peapod against Peapod, Ahold and other parties. The lawsuit was connected to Ahold's offer to purchase Peapod shares dated July 27, 2001.

Ahold believes that the lawsuit was without merit and intended to vigorously defend the lawsuit. A summary of the lawsuit was filed with the U.S. Securities and Exchange Commission (SEC) on August 1, 2001.

All parties involved have now signed a memorandum of understanding setting forth an agreement in principle to settle the lawsuit. This agreement is subject to final court approval.

The tender offer is scheduled to expire at 12:00 midnight EST on August 23, 2001. All terms and conditions remain the same.


Ahold Corporate Communications: +31 75 659 5665
Mobile: Hans Gobes  +31 655 822 298